# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MFS INVESTMENT GRADE MUNICIPAL TRUST, CIK 0000847411
CUSIP: 59318B108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 111 HUNTINGTON AVENUE, 24TH FLOOR, BOSTON, Massachusetts (MA), 02199
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001596468

## Reporting persons
- Almitas Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 788,665; shared voting power 0; sole dispositive power 788,665; shared dispositive power 0; aggregate amount beneficially owned 788,665 (5.5% of the class)

## Item 1. Issuer
Name of issuer: MFS INVESTMENT GRADE MUNICIPAL TRUST
Address of issuer's principal executive offices: 111 HUNTINGTON AVENUE, 24TH FLOOR, BOSTON, MASSACHUSETTS, 02199.

## Item 2. Person Filing
Name of person filing: Almitas Capital LLC
Address of principal business office or, if none, residence: 1460 4th Street, Suite 300 Santa Monica, CA 90401
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 788,665
Percent of class: 5.5%
Sole power to vote or to direct the vote: 788,665
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 788,665
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Almitas Capital LLC: Ronald Mass, Managing Principal (02/13/2026)